Exhibit 12.3
Pinnacle West Capital Corporation
Computation of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
($000’s)

	2007	2006	2005	2004	2003	2002
Earnings:
Income From Continuing Operations	$298,780	$317,143	$223,163	$246,590	$225,384	$236,563
Income Taxes	150,920	156,418	126,892	136,142	102,202	152,145
Fixed Charges	239,804	225,119	214,430	214,803	225,041	219,178

Total Earnings	$689,504	$698,680	$564,485	$597,535	$552,627	$607,886

Fixed Charges:
Interest Expense	$212,620	$196,826	$185,087	$183,527	$193,973	$187,039
Estimated Interest Portion of Annual Rents	27,184	28,293	29,343	31,276	31,068	32,139

Total Fixed Charges	$239,804	$225,119	$214,430	$214,803	$225,041	$219,178

Preferred Stock Dividend Requirements:
Income Before Income Taxes	$449,700	$473,561	$350,055	$382,732	$327,586	$388,708
Net Income From Continuing Operations	298,780	317,143	223,163	246,590	225,384	236,563

Ratio of Income Before Income Taxes to Net Income	1.505	1.493	1.569	1.552	1.453	1.643
Preferred Stock Dividends	—	—	—	—	—	—

Preferred Stock Dividend Requirements — Ratio (above) Times Preferred Stock Dividends	$—	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed Charges	$239,804	$225,119	$214,430	$214,803	$225,041	$219,178
Preferred Stock Dividend Requirements	—	—	—	—	—	—

Total	$239,804	$225,119	$214,430	$214,803	$225,041	$219,178

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements (rounded down)	2.87	3.10	2.63	2.78	2.45	2.77